SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐         No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.

(PUBLICLY-HELD COMPANY)

CORPORATE TAXPAYERS’ REGISTRY NO. (CNPJ/MF) 76.535.764/0001-43

BOARD OF TRADE (NIRE) 53 3 0000622 – 9

ANNUAL SHAREHOLDERS’ MEETING

CALL NOTICE

Brasil Telecom S.A. (“Company”), pursuant to legal and statutory provisions, hereby invites shareholders to attend the Annual Shareholders’ Meeting to be held on April 27, 2010, at 11:00 a.m., at the Company’s headquarters, located at SIA SUL, ASP, LOTE D, BLOCO B, in the City of Brasília, Federal District, to deliberate on the following Agenda:

(i)	To acknowledge the Management Accounts, examine, discuss and vote on the Management Report and the Financial Statements for the year ended December 31, 2009, as well as on the report of the independent auditors;
(ii)	To decide on the proposal for allocation of results for the year of 2009 and the payment of share interest to employees, pursuant to article 45 of the Bylaws;
(iii)	To elect the members of the Fiscal Council and their alternates; and
(iv)	To determine the compensation of the Company’s managers and members of the Fiscal Council.

GENERAL INFORMATION:

1.	All documents related to the agenda are available to the Company’s shareholders at the Company’s headquarters and at the website of the CVM (www.cvm.gov.br).

2.	Shareholders wishing to be represented by an attorney-in-fact at the meeting referred to herein must forward the respective proxies, and in case of legal entities a copy of the corporate acts and/or documents corroborating such proxy, to the Company’s Legal Department at SCN Quadra 2, Bloco F, Ed. Estação Telefônica Centro Norte, Sobreloja, Brasília, Federal District, from 9:00 a.m. to 12:00 p.m. and from 2:00 p.m. to 6:00 p.m., at least 2 (two) business days prior to the Meeting.

3.	Shareholders whose shares are registered with a custodian who wish to attend this Meeting must present a statement of share ownership, issued by the custodian at least 2 (two) business days prior to the Meeting.

Rio de Janeiro, March 24, 2010.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2010

BRASIL TELECOM S.A.

By:	/s/ Julio Cesar Pinto
Name: Julio Cesar Pinto
Title: Officer